Exhibit 2.1

ASSET PURCHASE AGREEMENT
By and Between
ORBIT ONE COMMUNICATIONS, LLC
and
ORBIT ONE COMMUNICATIONS, INC.
Dated as of July 31, 2007

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Page
9.11 Severability	32
9.12 Counterparts	32
9.13 Definitions	32

Exhibits
Exhibit A	Escrow Agreement
Exhibit B	Performance Objectives (Earnout Matrix)
Exhibit B1	Acceleration Provision
Exhibit C	Bill of Sale, Assignment and Assumption Agreement
Exhibit D	Severance Agreements
Exhibit D1	Confidentiality Agreements
Exhibit E	Form of Bozeman Lease
Exhibit F	Form of Seller Counsel Opinion
Exhibit G	Form of Buyer Counsel Opinion
Exhibit H	Piggyback Registration Rights Agreement
Exhibit I	Guaranty

Schedules
Schedule 1.1(a)	Included Assets
Schedule 1.1(b)	Excluded Assets
Schedule 1.3(a)(iii)	Payment Circumstances
Schedule 1.4	Adjusted Net Working Capital Calculation
Schedule 1.5	Assumed Liabilities
Schedule 1.6	Operation of the Business
Schedule 3.1	Jurisdictions
Schedule 3.2	Corporate Power; Authorization; Enforceable Obligations
Schedule 3.3	Relations with Customers and Suppliers
Schedule 3.4	Non-Contravention
Schedule 3.5	Third-Party Options
Schedule 3.6	Financial Statements
Schedule 3.7	Transactions with Affiliates
Schedule 3.8	Absence of Undisclosed Liabilities
Schedule 3.9	Tax and Other Returns and Reports
Schedule 3.11	Existing Condition
Schedule 3.12	Title to Properties
Schedule 3.13	Condition of Assets
Schedule 3.14	Compliance with Law; Authorizations
Schedule 3.15	Litigation
Schedule 3.16	Insurance
Schedule 3.17	Contracts and Commitments
Schedule 3.17A	Assumed Contracts – Consent Procured/No Consent
Schedule 3.17B	Assumed Contracts – Post Closing Assignments
Schedule 3.17C	Assumed Contract – Buyer’s Risk
Schedule 3.20	Personal Property
Schedule 3.21(a)	All Necessary Rights
Schedule 3.21(b)	Intellectual Property
Schedule 3.21(c)	Software
Schedule 3.21(d)	No Violation

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Schedule 3.21(e)	Absences of Payments
Schedule 3.21(f)	Absence of Liens
Schedule 3.21(g)	No Infringement
Schedule 3.23	Real Property
Schedule 3.24	Warranties
Schedule 3.25	Suppliers
Schedule 3.29	Seller’s Broker’s Fees
Schedule 3.31A	Government Contracts
Schedule 3.32	Export Controls
Schedule 4.1	Names of Stockholders
Schedule 5.5	Buyer’s Broker’s Fees

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ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 31st day of July 2007, by and between Orbit One Communications, LLC, a Georgia limited liability company (“Buyer”), Orbit One Communication, Inc., a Montana corporation (“Seller’) and Numerex Corp., a Pennsylvania corporation (“NMRX”) as guarantor of Buyer’s obligations under this Agreement.
     WHEREAS, Seller is in the business of: (1) providing satellite and cellular GPS equipment tracking solutions to DHS – FEMA, the American Red Cross and numerous federal and state government agencies and private organizations; (2) sale and rental of VSAT solutions; and (3) deploying proprietary field logistic software for remote asset management, GPS tracking, mapping, display, reporting and data forwarding to meet customer needs (the “Business”);
WHEREAS, Buyer is a newly formed limited liability company which is wholly owned by NMRX;
     WHEREAS, Seller desires to sell to Buyer and Buyer desires to purchase from Seller, on the terms and conditions hereinafter set forth, all the assets, properties and rights of Seller used in the Business (the “Transaction”);
     Now, therefore, in consideration of the mutual agreements, representations, warranties and covenants set forth below, Buyer and Seller agree as follows:
ARTICLE I — PURCHASE AND SALE
     1.1 Purchase/Sale. Except as otherwise specifically provided in Section 1.1(b), Seller hereby grants, sells, conveys, assigns, transfers and delivers to Buyer all right, title and interest of Seller in and to (a) the Business as a going concern, and (b) all of the assets, properties and rights of Seller, of every kind and description, real, personal and mixed, tangible and intangible, wherever situated, that are used in the Business (which Business, assets, properties and rights are herein sometimes called the “Assets”), free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever (“Liens”) except for Permitted Liens and Liens created by or through Buyer.
          (a) Included Assets. The Assets include without limitation all of the assets, properties and rights of Seller used in the Business, except as otherwise expressly set forth in Section 1.1(b) hereof:
          (i) all computer software and hardware, including without limitation, the hardware and software set forth on Schedule 1.1(a);
          (ii) all technologies, methods, formulations, data bases, trade secrets, know-how, inventions and other intellectual property used or under development for use in the Business including, without limitation, any proprietary software developed by Seller used in the operation of the Business;

          (iii) all rights under any binding agreements, leases, including without limitation Real Property (as defined below), plans, licenses, certificates used or held for use in the Business, including those set forth on Schedule 3.17;
          (iv) all rights under any patent, trademark, service mark, trade name or copyright, whether registered or unregistered, and any applications and registrations therefore, including without limitation, those set forth on Schedule 1.1(a);
          (v) all prepaid items, amounts received from customers for future services, customer deposits, unbilled costs and fees, including without limitation, those set forth on Schedule 1.1(a)(vi);
          (vi) all rights or choses in action arising out of occurrences before or after the Closing, including without limitation all rights arising under any Contract (as defined below) or under express or implied warranties relating to any of the Assets;
          (vii) all other assets, including cash (subject to adjustment as set forth in Section 1.4), accounts receivable, inventory, and assets reflected on the Most Recent Balance Sheet (as defined below) and listed on Schedule 1.1(a);
          (viii) all rights in toll free and other telephone numbers;
          (ix) all websites and e-mail addresses;
          (x) all information, files, records, data, plans, price lists, operations manuals, contracts and recorded knowledge, including customer, supplier, vendor, and subcontractor lists, related to any of the foregoing; and
          (xi) all other assets used in the Business.
      (b) Excluded Assets. Notwithstanding the foregoing, the Assets do not include and Seller retains right, title and interest in and to the assets, properties or rights of Seller set forth on Schedule 1.1(b) (the “Excluded Assets”).
     1.2 Agreement to Purchase. Buyer hereby purchases the Assets from Seller, upon and subject to the terms and conditions of this Agreement and in reliance on the representations, warranties and covenants of Seller contained herein, in exchange for the Purchase Price (as defined herein). In addition, Buyer hereby assumes and agrees to pay, discharge or perform, as appropriate, certain liabilities and obligations of Seller only to the extent and as provided in Section 1.5 of this Agreement. EXCEPT AS SPECIFICALLY PROVIDED IN SECTION 1.5, BUYER DOES NOT ASSUME OR BECOME RESPONSIBLE FOR ANY LIABILITIES OR OBLIGATIONS OF THE BUSINESS OR SELLER.

     1.3 Purchase Price.
               (a) Purchase Price. Buyer will pay to Seller an aggregate purchase price of up to $27,000,000, subject to adjustment as described below (the “Purchase Price”). The Purchase Price shall be payable as follows:
               (i) $5,500,000 in cash payable at Closing subject to the Cash Escrow (defined below);
               (ii) $500,000 in cash payable sixty (60) days after Closing subject to satisfaction of the Adjusted Net Working Capital test described in Section 1.4(c);
               (iii) $2,000,000 in cash payable under the circumstances specified in Schedule 1.3(a)(iii);
               (iv) 1,100,000 shares of Numerex Corp. Class A Common Stock, subject to Rule 144 restrictions (“NMRX Stock”), to JP Morgan Chase as Escrow Agent, which stock shall be administered and disbursed pursuant to the terms and conditions of an escrow agreement substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”), which Escrow Agreement shall provide for the release of shares of Numerex Stock on March 31, 2008, March 31, 2009 and March 31, 2010, by joint instructions provided and to the extent the financial goals set forth on Exhibit B attached hereto and incorporated herein by reference for calendar years 2007, 2008 and 2009, respectively, are met or as otherwise as extended in the event that extension of the measurement dates is sought by Seller in accordance with Exhibit B; and
               (v) 471,429 shares of in NMRX Stock, which stock shall be administered and disbursed pursuant to the Escrow Agreement and which shall provide for the release of shares of Numerex Stock on March 31, 2008; March 31, 2009 and March 31, 2010 as specified on Exhibit B, provided and to the extent the financial goals set forth on Exhibit B attached hereto and incorporated herein by reference for calendar years 2007, 2008 and 2009, respectively, are met or exceeded or as otherwise as extended in the event that extension of the measurement dates is sought by Seller in accordance with Exhibit B; and
               (vi) $2,500,000 in cash payable on March 31, 2008, March 31, 2009 and March 31, 2010, provided and to the extent the financial goals set forth on Exhibit B attached hereto and incorporated herein by reference for calendar years 2007, 2008 and 2009 respectively, are met or exceeded or as otherwise extended in the event extension of the measurement dates is sought by Seller in accordance with Exhibit B.
               (b) Payments. All amounts paid by Buyer to Seller shall be paid wire transfer of immediately available U.S. dollar funds to an account designated in writing by Seller.

               (c) Change in Control. Notwithstanding anything to the contrary contained herein, in the event of a Change in Control, the balance of the NMRX Stock referenced in Section 1.3(a)(iv) not previously earned shall be automatically delivered to Seller under the Escrow Agreement and, in the event that Seller achieves trailing twelve month EBITDA as specified on Exhibit B1 prior to the announcement of Change in Control, the NMRX Stock referenced in Section 1.3(a)(v) shall likewise be automatically delivered to Seller by joint instruction under the Escrow Agreement as indicated on Exhibit B1. Buyer, Seller and NMRX further agree that Seller shall be entitled to receive the same consideration for Seller’s NMRX Stock as is received by all NMRX stockholders following a Change in Control of NMRX whether accelerated pursuant to this provision or as otherwise specified in this Agreement.
               (d) Fees of Escrow Agent. The fees and expenses of the Escrow Agent pursuant to the Escrow Agreement shall be paid by Buyer.
     1.4 Adjustments to Purchase Price. The Purchase Price shall be subject to hold backs and/or adjustments as follows:
          (a) Cash Escrow. Ten (10%) percent of the aggregate cash consideration specified in Section 1.3(a)(i), (ii) and (iii) shall be escrowed pursuant to the Escrow Agreement (“Cash Escrow”) for a period of one (1) year from the date of Closing as a cash hold back and initial source of recovery for purposes of Seller’s indemnity obligations under Article IX.
          (b) Reserved.
          (c) Working Capital Adjustment. The Purchase Price, specifically, will be adjusted to the extent that the total of current assets reflected on the Seller’s balance sheet at the Closing exceed the trade payables and accrued expenses assumed by Buyer at the Closing Date by $500,000 (“Adjusted Net Working Capital Test”). For purposes of calculating the Adjusted Net Working Capital Test, balance sheet items shall be determined in accordance with U.S. GAAP consistently applied. Also for purposes of calculating the Adjusted Net Working Capital Test, the calculation of accounts payable and accrued expenses shall (1) not include: any expenses related to the Transaction; (2) include liabilities related to the purchase of goods and services in the ordinary course of business; and (3) exclude all liabilities classified as debt obligations (whether long or short term) and any shareholder obligations. The Buyer and Seller shall agree the calculation of the Adjusted Net Working Capital Test at Closing and agree any necessary Purchase Price adjustments and shall attach such calculation to this Agreement as Schedule 1.4. At Closing, in the event that the Adjusted Net Working Capital exceeds $500,000 then the cash included in current assets would be excluded to the extent necessary to reduce the differential to $500,000. If the cash balance is zero and the Adjusted Net Working Capital Test still exceeds $500,000, any consequent difference would be added to the consideration to be paid pursuant to Section 1.3(a)(ii). In the event the Adjusted Net Working Capital Test results in a number less than $500,000, such shortfall would be deducted from the consideration to be paid pursuant to Section 1.3(a)(ii). During the 30-day period following closing, both Buyer and Seller shall be permitted to review the working papers and other underlying information utilized in the calculation of the Adjusted Net Working Capital Test to confirm the accuracy of the Adjusted Working Capital Test.

The calculations shall become final and binding on both Buyer and Seller on the 30th day after the Closing unless either party gives the other written notice of disagreement with respect to the calculation prior to such date (a “Notice of Disagreement”). Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on Adjusted Net Working Capital Test not being calculated in accordance with this Section 1.4(c). If a Notice of Disagreement with respect to the Adjusted Net Working Capital Test is received in a timely manner, then the calculation of the Adjusted Net Working Capital Test (as revised in accordance with this sentence) shall become final and binding upon Seller and Buyer on the earlier of (A) the date Seller and Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters specified in the Notice of Disagreement are finally resolved in writing by the Accounting Firm (as hereinafter defined). During the 30-day period following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. During such period auditors shall have access to the working papers and all other relevant information of the other party prepared in connection with the Notice of Disagreement. At the end of such 30-day period, Seller and Buyer shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and that were properly included in the Notice of Disagreement. The Accounting Firm shall be Habif, Arogeti & Wynne or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing. The Accounting Firm shall be instructed to render its determination of all matters submitted to it within 30 days following submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm incurred pursuant to this Section 1.4(c) shall be borne 50% by Seller and 50% by Buyer.
          (d) Allocation of Purchase Price. The Purchase Price (and all other capitalized costs) as finally determined shall be allocated among the Assets acquired hereunder (for all purposes, including financial accounting and tax purposes) as agreed between Buyer and Seller within 60 days after closing. The Parties hereby covenant and agree that they will not take a position on any income tax return, before any governmental agency charged with the collection of any income tax, or in any judicial proceeding that is in any way inconsistent with the agreed post-Closing allocation. This Section shall survive termination of this Agreement.
     1.5 Assumption of Liabilities.
               (a) At the Closing, Buyer shall assume and agree to pay, discharge or perform, as appropriate, only the following liabilities and obligations of Seller:
               (i) the liabilities under the Assumed Contracts (as defined in Section 3.17) solely to the extent arising and relating to periods from and after the Closing; and
               (ii) those other liabilities that are expressly set forth on attached Schedule 1.5; and
               (iii) the liabilities reflected on the Most Recent Balance Sheet, except items under “Current Liabilities” identified as “Accrued Pension,” “Credit Cards Payable,” “Telecommunication Taxes Payable” and “Due to Related Parties.”

          Except as expressly set forth in this Section 1.5(a), Buyer is not assuming any liabilities or obligations of, or related to, Seller or the Business, and Seller agrees to pay and discharge all such nonassumed liabilities and obligations as and when the same become due and payable.
               (b) Without limiting the foregoing, in no event shall Buyer assume or incur any liability or obligation under this Section 1.5 or otherwise in respect of any of the following:
               (i) any liability or obligation under any Assumed Contract (as defined in Section 3.17) arising or relating to any period prior to the Closing, or any liability under any Assumed Contract where the Required Consent to the assignment thereof has not been obtained unless Buyer has designated such Required Consent as a post-closing item as to which Buyer is assuming the risk on the Required Consent;
               (ii) other than as set forth on Schedule 1.5(b)(ii) any finance or equipment lease obligations, whether related to the Assets or otherwise;
               (iii) any indebtedness, whether related to the Assets or otherwise;
               (iv) any breach of contract, warranty, product liability or similar claim, regardless of when made or asserted, which arises out of or is based upon any express or implied representation, warranty, agreement or guarantee made by Seller, or alleged to have been made by Seller, or which is imposed or asserted to be imposed by operation of law, in connection with any service performed or product designed, sold, or leased by or on behalf of Seller on or prior to the Closing Date except to the extent reserved on the Most Recent Balance Sheet;
               (v) any federal, state or local income or other tax (x) payable with respect to the business, assets, properties or operations of Seller for any period ending on or before the Closing Date, or (y) incident to or arising as a consequence of the consummation by Seller of this Agreement and the transactions contemplated hereby except as required to be paid by Buyer pursuant to Section 9.1 hereof;
               (vi) any liability or obligation under or in connection with the Excluded Assets;
               (vii) any liability or obligation to any employees, agents or independent contractors of Seller or under any benefit arrangement with respect thereto;
               (viii) except to the extent reserved on the Most Recent Balance Sheet; any customer claims, charge-backs, or other related liability or obligation attributable to periods and arising from sales of goods or services occurring prior to the Closing Date;
               (x) any liability or obligation of Seller arising or incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby and fees and expenses of counsel, accountants and other experts; and

               (xi) except as expressly set forth on Schedule 1.5, any other pre-closing Liabilities of the Business.
     1.6 Operation of the Business. Attached hereto as Schedule 1.6 is the three-year Business Plan prepared by Seller and agreed to by Buyer (the “Business Plan”). After the Closing, Buyer will operate the Business substantially in accordance with the Business Plan.
ARTICLE II — CLOSING
     2.1 Closing. The closing (the “Closing”) of the sale and purchase of the Assets shall take place at 1325 Avenue of the Americas, New York simultaneously with the execution of this Agreement and shall be deemed affective as of 12:01 a.m. on such date (the “Closing Date”) or such other date as the Parties may mutually determine (the “Closing Date”). The Closing may take place by facsimile, overnight delivery or other means determined acceptable by the parties.
     2.2 Items to be Delivered at Closing. At the Closing and subject to the terms and conditions herein contained:
          (a) Seller shall deliver to Buyer the following:
               (i) a duly executed bill of sale, assignment and assumption agreement substantially in the form attached hereto as Exhibit C (the “Assignment and Assumption Agreement”);
               (ii) a duly executed counterpart of the Escrow Agreement in accordance with Section 1.3;
               (iii) a duly executed guaranty agreement from Messrs. David Ronsen Scott Rosenzweig and Gary Naden guaranteeing Seller’s obligations to indemnify Buyer for a breach of Section 3.8 and certain other liabilities substantially in the form of Exhibit I;
               (iv) all of the agreements, contracts, commitments, plans, bids, quotations, proposals, instruments, computer programs and software, data bases whether in the form of computer tapes or otherwise, related object and source codes, manuals and guidebooks, price books and price lists, customer and subscriber lists, supplier lists, sales records, files, correspondences, legal opinions, rulings issued by governmental entities, and other documents, books, records, papers, files, office supplies and data belonging to Seller which are part of the Assets;
               (v) a legal opinion from Lowenstein Sandler PC, addressed to Buyer, dated as of the Closing Date, in form and substance satisfactory to Buyer and its counsel substantially in the form of Exhibit F;
          (vi) a certified copy of Seller’s Articles of Incorporation and all amendments thereto as in effect on the Closing Date and a certificate of good standing of Seller issued by the Montana Secretary of State, dated a date not more than thirty (30) days prior to the Closing Date; and

          (vii) a signed copy of the Bozeman premises lease (the “Lease”) substantially in the form of Exhibit E.
and simultaneously with such delivery, all such steps will be taken as may be required to put Buyer in actual possession and operating control of the Assets.
               (b) Buyer shall deliver to Seller or as indicated the following:
               (i) a duly executed counterpart of the Escrow Agreement and the Lease;
               (ii) a duly executed counterpart of the Assignment and Assumption Agreement;
               (iii) (x) $4,950,000 in cash representing the net consideration payable at Closing specified in Section 1.3(a)(i) and (y) and $550,000 to the Cash Escrow as specified in Section 1.4(a).
               (iv) the Numerex Stock to the Escrow Agreement to be held pursuant to the terms of the Escrow Agreement
               (v) duly executed severance agreements to David Ronsen, Scott Rosenzweig and Gary Naden, substantially in the form attached as Exhibit D (the “ Severance Agreements”) and NMRX’s standard confidentiality agreement substantially in the form of Exhibit D1.
               (vi) a legal opinion from Numerex’s counsel, addressed to Seller, dated as of the Closing Date, in form and substance satisfactory to Seller and its counsel substantially in the form of Exhibit G.
               (vii) a duly executed counterpart of the Piggyback Registration Rights Agreement in the form of Exhibit H.
     2.3 Third-Party Consents. To the extent that Seller’s rights under any agreement, contract, commitment, or other Asset to be assigned or conveyed to Buyer hereunder may not be assigned without the consent of another person which has not been obtained at or prior to Closing, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Asset, shall act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by law and the Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.

     2.4 Power of Attorney. Without limiting any provisions hereof, Seller hereby agrees constitutes and appoints Buyer, its successors and assigns, as the true and lawful attorney of Seller with full power of substitution in the name of Buyer or in the name of Seller but for the benefit of Buyer: (a) to institute and prosecute all proceedings which Buyer may deem proper in order to collect, assert or enforce any right or title of any kind in or to the Assets, to defend or compromise any and all actions, suits or proceedings in respect of any of the Assets and to do all such acts and things in relation thereto as Buyer shall deem advisable, and (b) to take all actions which Buyer may deem proper in order to provide for Buyer the benefits under any contracts, licenses, sales orders or purchase orders included in the Assets. Seller acknowledges that the powers provided pursuant to this Section 2.4 are coupled with an interest and shall be irrevocable by Seller or by its subsequent dissolution or in any manner or for any reason. Buyer shall be entitled to retain for its own account any amounts collected pursuant to Section 2.4, including any amounts payable as interest in respect thereof.
     2.5 Further Assurances. Seller, from time to time after the Closing, at Buyer’s request, will execute, acknowledge and deliver to Buyer all such other instruments of conveyance and transfer and will take all such other actions and execute and deliver such other documents, certifications and further assurances as Buyer may require in order to vest more effectively in Buyer, or to put Buyer more fully in possession of, any of the Assets, or to better enable Buyer to complete, perform or discharge any of the liabilities or obligations assumed by Buyer at the Closing pursuant to Section 1.5 hereof. Each of the parties hereto will cooperate with the other and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.
ARTICLE III — REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Buyer that, except as set forth in the Disclosure Schedules, the statements contained in this Article III are correct and complete as of the Closing Date (as though made on such date except to the extent such representations and warranties expressly relate to an earlier date in which case such representations and warranties shall be true and correct on and as of such earlier date).
     3.1 Corporate Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Montana. Seller is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of the Business by it requires it to be so qualified, all of which jurisdictions are listed on Schedule 3.1.
     3.2 Corporate Power; Authorization; Enforceable Obligations. Seller has all requisite corporate power and authority to own, lease and operate its properties and to carry on the Business as now being conducted, and Seller has all requisite power and authority to execute and deliver this Agreement and all other agreements, instruments and documents to be delivered by Seller hereunder (the “Related Documents”) and to perform the obligations to be performed by Seller hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

The execution, delivery and performance of this Agreement and the Related Documents by Seller have been duly authorized by all necessary corporate action. This Agreement has been, and the Related Documents will be, duly executed and delivered by a duly authorized officer of Seller, and this Agreement constitutes, and the Related Documents when executed and delivered will constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.
     3.3 Relations with Customers and Suppliers. During the twelve months ending on the date hereof, Seller has used commercially reasonable efforts to preserve Seller’s relations with its vendors and customers and to keep available for the Business the services of its customers and suppliers in the normal and ordinary course of business consistent with past practice. During the twelve months ending on the date hereof, no customer of or vendor to the Business has given notice or threatened not to renew any Assumed Contract or to otherwise discontinue purchasing or procuring goods or services of or to the Business. As of the date of this Agreement, David Ronsen, Scott Rosenzweig and Gary Naden, the executive officers of Seller have no actual knowledge of any existing intent on the part of FEMA or any supplier of the Business to cease transacting business with the Business or that any loss of any customer or supplier will result because of the consummation of the Transaction contemplated hereby. All arrangements and agreements with customers and suppliers are on commercial arms length terms.
     3.4 Noncontravention. Neither the execution, delivery or performance by Seller of this Agreement or any of the Related Documents, nor the consummation by Seller of the Transaction contemplated hereby or thereby, nor compliance by Seller with any provision hereof or thereof will: (a) conflict with or result in a breach of any provision of the certificate of Incorporation of By laws of the Seller or any agreement relating to the Business among the shareholders of Seller; (b) violate any provision of law, statute, rule or regulation, or any order, writ, injunction, permit, judgment, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to either Seller or the Business; or (c) violate, result in a breach of, constitute (with due notice or lapse of time or both) a default under, require the consent of any other person under, give any party the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of such parties under, or result in the imposition of any Lien upon any Asset under any of the following: any Assumed Contract (as defined below), Authorization (as defined herein) or other instrument, document, understanding or obligation, whether oral or written, to which Seller is a party or by which it is bound or to which any of its properties or assets is subject. Except as set forth on Schedule 3.4, no authorization, approval or consent of, and no registration or filing with, any governmental or regulatory official, body or authority or third-person is required in connection with the execution and delivery of this Agreement and the Related Documents by the Seller pursuant hereto, or the consummation of the Transaction contemplated herby or thereby (collectively, the “Required Consents”).
     3.5 No Third-Party Options. There are no existing agreements, options, commitments or rights with, of or to any person to acquire any of the Assets, or any interest therein.

     3.6 Financial Statements. Attached to the Disclosure Schedules are the following financial statements related to the Business (the “Financial Statements”): (a) audited balance sheets and related income statements as of and for the fiscal years ended 2005 and 2006, audited by H.J. Associates, LLC (the “Independent Accountants”) (the “FYE Statements”); (b) an unaudited balance sheet as of June 30, 2007 (the “Most Recent Balance Sheet”); and (c) unaudited income statement for the six month period ended June 30, 2007. Each of the Financial Statements (including the related notes and schedules) has been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered thereby, presents fairly in all material respects the financial condition of the Business as of the indicated dates and the results of operations, retained earnings and changes in financial position of the Business for the indicated periods, and was prepared based on the books and records of Seller. Seller has not received any advice or notice from the Independent Accountants that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting any assets, liabilities, revenues or expenses in any of the Financial Statements or in its books and records under the accounting method pursuant to which they were prepared.
     3.7 Transactions with Affiliates. Schedule 3.7 sets forth the identity and relationship of any affiliate of the Seller that provides or has an interest in any services, products or the use of tangible or intangible property (whether subject to a written agreement or otherwise) related to the Business or the Assets (whether or not such affiliate is compensated for such services, products or property). Without limiting the foregoing, Schedule 3.7 sets forth any goods or services which the Seller utilizes in the Business which are also utilized by any affiliates of Seller and/or which are obtained by affiliates of Seller for the benefit of Seller.
     3.8 Absence of Undisclosed Liabilities. Seller has no Liabilities except (i) as included or specifically reserved against in the Most Recent Balance Sheet and (ii) liabilities that have arisen after the date of the Most Recent Balance Sheet in the normal and ordinary course of the Business consistent with past practice. For purposes of this Agreement, the term “Liabilities” shall mean liabilities of a type or nature such that U.S. GAAP would require that it be included on Seller’s financial statements, including without limitation, any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, asserted or unasserted, liquidated or unliquidated, secured or unsecured.
     3.9 Tax and Other Returns and Reports. All federal, state, local and foreign tax returns, reports, statements and other similar filings required to be filed by Seller (the “Tax Returns”) with respect to any federal, state, local or foreign taxes, assessments, interest, penalties, deficiencies, fees and other governmental charges or impositions, (including without limitation all income tax, unemployment compensation, social security, payroll, sales and use, excise, privilege, property, ad valorem, franchise, license and any other tax or similar governmental charge or imposition under laws of the United States or any state of municipal or political subdivision thereof or any foreign country or political subdivision thereof) (the “Taxes”) have been filed with the appropriate governmental agencies in all jurisdictions in which such Tax Returns are required to be filed, and all such Tax Returns properly reflect the liabilities of Seller for Taxes for the periods, property or events covered thereby. All Taxes, including those without limitation which are called for by the Tax Returns, have been properly accrued or paid. The accruals for Taxes contained in the Most Recent Balance Sheet are adequate to cover the tax liabilities of Seller with respect to the Business as of that date and include adequate provision for all deferred taxes, and nothing has occurred subsequent to that date to make any of such accruals inadequate.

Seller has not received any notice of assessment or proposed assessment in connection with any Tax Returns and there are not pending tax examinations of or tax claims asserted against Seller or any of its assets or properties. Seller has not extended, or waived the application of, any statute of limitations of any jurisdiction regarding the assessment or collection of any Taxes. There are no tax liens (other than any lien for current taxes not yet due and payable) on any of the assets or properties of Seller. Seller has made all deposits required by law to be made with respect to employees’ withholding and other employment taxes, including without limitation the portion of such deposits relating to taxes imposed upon Seller.
     3.10 Books of Account. The books, records and accounts of Seller maintained with respect to the Business accurately and fairly reflect, in all reasonable detail, the transactions and the assets and liabilities of Seller with respect to the Business. Seller has not engaged in any transaction with respect to the Business, except for transactions which have been and are reflected in the normally maintained books and records of the business.
     3.11 Existing Condition. Since the date of the Most Recent Balance Sheet, Seller with respect to the Business has not (except pursuant to this Agreement and except as disclosed on Schedule 3.11):
     (a) incurred any liabilities, other than liabilities incurred in the ordinary course of business consistent with past practice, or discharged or satisfied any lien or encumbrance, or paid any liabilities, other than in the ordinary course of business consistent with past practice, or failed to pay or discharge when due any liabilities of which the failure to pay or discharge has caused or would reasonably be expected to cause any material damage or risk of material loss to it or any of its assets or properties;
     (b) sold, encumbered, assigned or transferred any assets or properties which would have been included in the Assets if the Closing had been held on the date of the Most Recent Balance Sheet or on any date since then, except for the sale of inventory in the ordinary course of business consistent with past practice;
     (c) created, incurred, assumed or guaranteed any indebtedness for money borrowed, or mortgaged, pledged or subjected any of its Assets to any mortgage, lien, pledge, security interest, conditional sales contract or other encumbrance or any nature whatsoever;
     (d) made or suffered any amendment or termination of any Assumed Contract, or canceled, modified or waived any substantial debts or claims held by it or waived any rights of substantial value, whether or not in the ordinary course of business;
     (e) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting its business, operations, assets or properties or suffered any repeated, recurring or prolonged shortage, cessation or interruption of supplies or utility or other services required to conduct its business and operations;
     (f) suffered any Material Adverse Effect;

     (g) made commitments or agreements for capital expenditures or capital additions or betterments in excess of $50,000 without the prior written consent of Buyer;
     (h) changed any of the accounting principles followed by it or the methods of applying such principles, or
     (i) entered into any transaction other than in the ordinary course of business consistent with past practice.
     3.12 Title to Properties. Seller has good, valid and marketable title to all of the Assets, including without limitation all properties and assets reflected in the Most Recent Balance Sheet, free and clear of all Liens other than Permitted Liens.
     3.13 Condition of Assets. All facilities, equipment and other material items of tangible property and assets included in the Assets are in good operating condition and repair and are usable in the normal and ordinary course of business consistent with past practice, subject to ordinary wear and tear. The Assets are all the assets, rights and interests necessary to permit the Buyer to conduct the Business substantially as it is currently being conducted and operated and in material compliance with all applicable Regulations (as defined below), Assumed Contracts and Authorizations as of the Closing. No person other than Seller owns any Assets situated on the premises of Seller or necessary to or used in the operation of the Business.
     3.14 Compliance with Law; Authorizations. Seller has complied with each, and is not in violation of any, law, ordinance, or governmental or regulatory rule or regulation, whether federal, state, local or foreign, to which the Business, Seller or any of the Assets is subject (“Regulations”). Seller owns, holds, possesses or lawfully uses in the operation of the Business all franchises, licenses, permits, easements, rights, applications, filings, registrations and other authorizations from governmental authorities (“Authorizations”) which are in any manner necessary for it to conduct its business as now conducted or for the ownership and use of the assets owned or used by Seller in the conduct of the Business. Schedule 3.14 sets forth a correct and complete list of all Authorizations. Seller is not in default, nor has it received any notice of any claim of default, with respect to any such Authorization, and each Authorization is in full force and effect, and each Authorization may be fully transferred to Buyer.
     3.15 Litigation. Except as set forth on Schedule 3.15, no litigation, including any arbitration, mediation, claim, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority is pending or, to the knowledge of Seller, threatened, against Seller, the Business or any of the Assets, or which in any manner challenges or seeks to prevent, enjoin, alter or delay the Transaction contemplated by this Agreement. Neither Seller nor any of its affiliates is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority.

     3.16 Insurance. The assets, properties and operations of Seller are insured under various policies of general liability and other forms of insurance, all of which are described in Schedule 3.16, which discloses for each policy the risks insured against, coverage limits, deductible amounts, all outstanding claims thereunder, and whether the terms of such policy provide for retrospective premium adjustments. All such policies are in full force and effect in accordance with their terms, no notice of cancellation has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default thereunder. Such policies are in amounts that are adequate in relation to the business and assets of Seller and all premiums to date have been paid in full. Seller has not been refused any insurance, nor has its coverage been limited, by any insurance carrier to which it has applied for insurance or with which it has carried insurance at any time. Schedule 3.16 also contains a true and complete description of all outstanding bonds and other surety arrangements issued or entered into in connection with the business, assets and liabilities of Seller.
     3.17 Contracts and Commitments. Except as set forth on Schedule 3.17, Seller is not a party to any written or oral:
     (a) agreement, contract or commitment for the future purchase of, or payment for, supplies or products, or for the performance of services by a third party which supplies, products or services are used in the conduct of the Business;
     (b) agreement, contract or commitment to provide goods or services in connection with the Business;
     (c) agreement, contract or commitment relating to the Business or the Assets not otherwise listed on Schedule 3.17 and continuing over a period of more than six months from the date hereof;
     (d) distribution, dealer, representative or sales agency agreement, contract or commitment relating to the Business;
     (e) lease installment sale or financing arrangement under which Seller is either lessor, lessee or payee relating to the Business, the Assets or any property at which the Assets are located;
     (f) note, debenture, bond, equipment trust agreement, letter of credit agreement, loan agreement or other contract or commitment for the borrowing or lending of money relating to the Business or the Assets or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the indebtedness of any other person relating to the Business or the Assets;
     (g) commitment or agreement for any capital expenditure or leasehold improvement relating to the Business or the Assets;
     (h) agreement, contract or commitment limiting or restraining Seller or the Business, or purporting to limit any successor thereto, from engaging or competing in any manner or in any business, nor, to the knowledge of Seller, is any employee of Seller engaged in the conduct of the Business subject to any such agreement, contract or commitment;

     (i) license, franchise, distributorship or other agreement which relates in whole or in part to any software, patent, trademark, trade name, service mark or copyright or to any ideas, technical assistance or other know-how of or used by Seller in the conduct of the Business; or
     (j) material agreement, contract or commitment relating to the Business not made in the ordinary course of business.
     With respect to each of the agreements, contracts, commitments, leases, plans and other instruments, documents and undertakings listed on Schedule 3.17 (the “Assumed Contracts”), (i) each such Assumed Contract is valid and enforceable in accordance with its terms, (ii) Seller is, and to the knowledge of Seller all other parties thereto are, in compliance with the provisions thereof, (iii) Seller is not, and to the knowledge of Seller no other party thereto is, in default in the performance, observance or fulfillment of any obligation, covenant or condition contained therein; and (iv) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder. Seller has provided Buyer with correct and complete copies of all such agreements, contracts, commitments, leases, plans and other instruments, documents and undertakings listed on Schedule 3.17. Except as set forth on Schedule 3.17, no written or oral agreement, contract or commitment described therein requires the consent of any party to its assignment in connection with the transactions contemplated hereby. Schedule 3.17A identifies the Assumed Contracts that either do not require consent to assignment or where consent to assignment has been procured prior to Closing. Schedule 3.17B identifies those Assumed Contracts where consent to assignment will be obtained by Seller post Closing. Schedule 3.17C identifies those Assumed Contracts where no consent to assignment will be procured and where the failure to get an assignment is Buyer’s risk and no indemnity obligations attach.
     3.18 Inventory. Except as specifically reflected in the Financial Statements, and subject to the reserves reflected thereon as of the date hereof, the items of inventory included in the Assets are merchantable and fit for the purpose for which they were procured or manufactured and are valued at lower of cost or market, and are not obsolete, damaged or defective, in each case within the meanings assigned to such terms under U.S. GAAP.
     3.19 Receivables. The accounts receivable included in the Assets represent valid obligations arising from sales actually made or services actually performed by Seller in the normal and ordinary course of business, which are current and collectible, consistent with Seller’s historical practices with respect to the timing of collection subject to only an allowance for bad and doubtful receivables specifically reflected on the Most Recent Balance Sheet. There is no contest, claim or right of set-off that has, prior to the date hereof, been asserted by any debtor of an accounts receivable relating to the amount or validity of any such accounts receivable.

     3.20 Personal Property. Schedule 3.20 contains accurate lists and summary descriptions of all computer hardware, equipment and furniture and fixtures of Seller included in the Assets as of the date of the Most Recent Balance Sheet.
     3.21 Intellectual Property Matters.
          (a) All Necessary Rights; Absence of Actions and Judgments. Seller owns and has good and, except as set forth on Schedule 3.21(a), exclusive title, or has a valid, subsisting and enforceable license (sufficient for the conduct of Business) to (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet; (vi) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vii) all databases and data collections and all rights therein throughout the world; (viii) all (A) computer programs, systems, applications and code, including any and all software implementations of algorithms, models and methodologies and any and all source code, object code, development and design tools, applets, compilers and assemblers, (B) databases and compilations, including any and all data and collections of data, whether machine readable, on paper or otherwise, (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (D) the technology supporting, and the contents and audiovisual displays of any Internet site(s) operated by or on behalf of Seller, and (E) all documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded (this subpart (viii) collectively, the “Software”); and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world, in each case that is either owned by Seller or that is Used in or necessary for the conduct of the Business (collectively, the “Seller Intellectual Property”). For purposes of this Agreement, “Use” or “Used” means to use, make, have made, develop, market, sell, offer to sell, import, transfer, practice, license (or sublicense), transmit, broadcast, reproduce, perform, display, modify, create derivative works based upon, distribute (electronically or otherwise) and disclose. Except as set forth in Schedule 3.21(a), there are no proceedings or actions currently before any court, tribunal or equivalent authority anywhere in the world relating to the Seller Intellectual Property owned by the Seller (or, to the knowledge of Seller, any other Seller Intellectual Property) and no Seller Intellectual Property owned by the Seller (or, to the knowledge of Seller, any other Seller Intellectual Property) is subject to any outstanding decree, order, judgment, settlement agreement, injunction, stipulation or decree restricting in any manner the Use, transfer, or licensing thereof by Seller, or which may affect the validity, Use or enforceability thereof. Seller has the right to bring actions for infringement of all Seller Intellectual Property owned by to Seller.

          (b) Itemization of Seller Intellectual Property. Schedule 3.21(b) sets forth a complete and accurate listing of: (i) all patents, registrations and applications for Seller Intellectual Property that are owned by the Seller, and all common law trademarks included in the Seller Intellectual Property owned by the Seller that are material to the Business; (ii) all licenses, sublicenses, options, covenants not to sue and other contracts by which any options, licenses or other rights with respect to any Seller Intellectual Property are granted by Seller to any person, including any contracts pursuant to which Seller has agreed to any restriction on the right of Seller to Use or enforce any Seller Intellectual Property (“Outbound Licenses”) and (iii) all licenses, sublicenses, options, covenants not to sue and other contracts pursuant to which Seller is granted any options, licenses or other rights with respect to any Intellectual Property (other than commercially available off-the-shelf software licenses with an acquisition cost of less than $1,000 per copy, seat, CPU, or named user (“Off-The-Shelf Software”)) (“Inbound Licenses”). The Inbound Licenses, the Outbound Licenses and any agreements relating to Off-The-Shelf Software constitute all of the contracts relating to any Seller Intellectual Property, and each of the Inbound Licenses and the Outbound Licenses is in full force and effect and is valid and binding on all parties thereto and enforceable in accordance with its terms. There exists no event of default or condition that does or will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by Seller or, to the knowledge of Seller, any other party under any of the Inbound Licenses and the Outbound Licenses. All of Seller’s Use of Intellectual Property owned by persons other than Seller is in accordance with the terms of the applicable Inbound License or Outbound License. Except as set forth on Schedule 3.21(b), none of the Outbound Licenses grant any person any exclusive rights to or under any Seller Intellectual Property or any right to sublicense Seller Intellectual Property. Prior to the Closing Date, Seller has provided Buyer with true and complete copies of all Outbound Licenses and Inbound Licenses. The rights of Seller in and to the Intellectual Property owned by Seller and the rights granted to Seller pursuant to the Inbound Licenses or with respect to Off-The-Shelf Software constitute all of the Intellectual Property rights used in and/or necessary for the Business. All Seller Intellectual Property that is registered with a governmental authority is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Seller Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Seller Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Seller Intellectual Property, except where the failure to do so would not be reasonably likely to adversely affect Seller’s rights in such Seller Intellectual Property.
          (c) Software. Schedule 3.21(c) lists all Software (other than Off-The-Shelf Software) that is both Used in and material to the Business, including as embodied in any hardware sold, leased out or otherwise disposed of by Seller (the “Seller Software”), and accurately identifies which of such Seller Software is owned by Seller, which is licensed under any form of public source or “open source” license (and discloses the specific type of public source or “open source” license), and which is licensed to Seller on a proprietary basis.

Except as set forth on Schedule 3.21(c), no source code for any Seller Software owned by Seller has been delivered, licensed, or is subject to any source code escrow obligation by Seller, to any person. Except as set forth on Schedule 3.21(c), none of the Seller Software owned by Seller listed on Schedule 3.21(c) incorporates or is based on or is a derivative work of any third party code that is subject to the terms of, or licensed to Seller pursuant to, any form of public source or “open source” license, such that the public source or “open source” license imposes conditions on the terms and conditions under which such Seller Software may be used or distributed (an “Open Source Work”). Except as set forth on Schedule 3.21(c), none of such Seller Software distributed by Seller contains any Open Source Work. Except as disclosed in Schedule 3.21(c), (a) there is no contractual or other obligation imposed on or undertaken by Seller restricting the right or power of Seller (or after the consummation of the Transaction contemplated by this Agreement, Buyer or any successor thereto) to Use any Seller Software owned by Seller on any terms and conditions Buyer or any successor thereto may choose in its sole discretion and (b) there is no such obligation compelling Seller or Buyer or any successor thereto, to copy, license and/or distribute any Seller Software to any person, whether on fee for service basis, royalty basis or without compensation.
          (d) No Violation; Post Closing Rights. Except as set forth on Schedule 3.21(d), the execution, delivery and performance of this Agreement and the consummation of the Transaction contemplated by this Agreement (including the assignment or transfer to Buyer by operation of law or otherwise of the contracts to which Seller is a party), will not (i) breach, violate or conflict with, or result in the modification, cancellation, or suspension of any instrument or other contract relating to any Seller Intellectual Property, (ii) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any such Seller Intellectual Property or any of Seller’s rights therein or thereto, (iii) in any way impair any existing right of Seller to Use, or to bring any action for the infringement of, any such Seller Intellectual Property, or any portion thereof, or (iv) give rise to any right or acceleration of any, royalties, fees or other payments to any person. Except as set forth on Schedule 3.21(d), immediately following the Closing Date, Buyer will be permitted to exercise all of Seller’s rights under all contracts relating to such Seller Intellectual Property to the same extent Seller would have been able to in the absence of the transactions contemplated hereby and Buyer shall have the identical right to Use, transfer, convey or assign such Seller Intellectual Property and any rights with respect thereto as Seller had immediately prior to the execution of this Agreement and the Closing. The execution, delivery or performance of this Agreement and the consummation of the transactions contemplated by this Agreement, will not result in (a) Buyer granting to any person any right or license to or with respect to any Intellectual Property right owned, by or licensed to either of them prior to the Closing Date; (b) Buyer being bound by, or subject to, any non-compete, covenant not to sue, or other restriction on the operation or scope of their respective businesses, or (c) Buyer being obligated to pay any royalties, honoraria, fees or other payments to any person in excess of those payable by Seller prior to the Closing.

          (e) Absence of Payments. Except as set forth on Schedule 3.21(e), other than pursuant to the Inbound Licenses and any agreements relating to the Off-The-Shelf Software, there are no royalties, honoraria, fees or other payments payable by Seller to any person for the license (or sublicense) or Use of Seller Intellectual Property.
     (f) Absence of Liens. Seller owns and has good and, except as set forth on Schedule 3.21(a), exclusive title to all Seller Intellectual Property (other than the Intellectual Property which the Seller is authorized or otherwise permitted to Use pursuant to an Inbound License and any Off-The-Shelf Software) free and clear of any lien or encumbrance, and after the Closing, all such Seller Intellectual Property will be fully transferable, alienable or licensable by Buyer without restriction and without payment of any kind to any person.
     (g) No Infringement. No Use of any product or service offered or sold by Seller breaches, has violated or conflicted with, or violates or conflicts with any license (or sublicense) or other contract of Seller with any person. Neither the Seller Intellectual Property nor the Use of the products and services offered or sold by Seller or the conduct of the Business, infringes upon or misappropriates any common law or statutory rights of any person or entity. To the knowledge of Seller, no person has breached or violated or is breaching or violating any contract with Seller relating to any Seller Intellectual Property, or has infringed or misappropriated or is infringing or misappropriating any Seller Intellectual Property. Seller has received no notice (whether in the form of invitation to license or otherwise) from any person that any Seller Intellectual Property, the Use of any product or service offered or sold by Seller, or the conduct of the Business, has infringed or misappropriated or does or will infringe or misappropriate any common law or statutory rights of any other person or entity, nor is there any basis for any such assertion. Except as set forth Schedule 3.21(g), there is no pending or threatened claim, litigation or proceeding contesting or challenging the ownership of or the validity or enforceability of, or Seller’s right to Use, any Seller Intellectual Property nor is there any basis for any such claim, litigation or proceeding.
     (h) Proprietary Information. All current and former officers, employees and consultants and independent contractors of or to Seller who are primarily involved in the development of any material Seller Intellectual Property for or on behalf of Seller, have executed and delivered to and in favor of Seller an agreement regarding the protection and use of all confidential and proprietary information (whether or not Seller’s) provided by or on behalf of Seller to, or generated by, such officer, employee or consultant and providing for the assignment to Seller of all Intellectual Property and all rights with respect thereto arising from the services performed for Seller by such persons. Seller has taken and will continue through the Closing Date to take all commercially reasonable steps necessary, appropriate or desirable to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all of its confidential information and trade secrets, including, without limitation, all unpublished patent applications and provisional patent applications and all patentable inventions for which Seller has not filed a patent application. Seller, its current and former officers, employees, consultants and independent contractors have not disclosed to any third party who is not under a duty of confidentiality or who is not entitled to receive such information or materials any confidential information or trade secret of Seller or any confidential information or trade secret of any third party that has been disclosed to Seller pursuant to a nondisclosure obligation.

          (i) Assignment of Inventions. All current and former officers, employees, consultants and independent contractors of or to Seller involved in the development of any Seller Intellectual Property for or on behalf of Seller or which is incorporated into any product or service offered or sold by Seller, have entered into valid and enforceable written agreements with Seller pursuant to which Seller has obtained complete, unencumbered and unrestricted ownership of, and is the exclusive owner of all such third party’s Intellectual Property in such work, material or invention and such third party has not retained any rights with respect thereto.
     3.22 Environmental Matters. Seller has owned the Assets and the Business in compliance with all applicable federal, state, foreign and local laws and regulations relating to pollution or protection of the environment, including regulations relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including without limitation ambient air, surface water, groundwater, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.
     3.23 Real Property. Except as set forth on Schedule 3.23, no real property, whether owned or leased, is included in the Assets and all rights of Seller in and to any real property included in the Assets and not owned by Seller are pursuant to written agreements included in the Assumed Contracts set forth on Schedule 3.17.
     3.24 Product and Service Warranties. Except as set forth on Schedule 3.24 or as reflected in specific reserves on the Financial Statements, (i) there are no outstanding enforceable warranties, express or implied, written or oral, with respect to any products or services of Seller; (ii) there are no pending or, to Seller’s knowledge, threatened claims with respect to any such warranty, and Seller has no liability with respect to any such warranty, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due; and (iii) there are no product or service liability claims (whether arising for breach of warranty or contract, or for negligence or other tort, or under any statute) against or involving Seller or any product or service of Seller, and no such claims have been settled, adjudicated or otherwise disposed of since June 30, 2007.
     3.25 Suppliers. Schedule 3.25 contains a correct and complete list of the names and addresses of all suppliers supplying goods or services in excess of $5000 per annum of or to the Business, including any licensor of any Intellectual Property.
     3.26 Availability of Documents. Seller has made available to Buyer copies of all material documents, including without limitation all agreements, contracts, commitments, insurance policies, leases, plans, instruments, undertakings, authorizations, permits, licenses and Intellectual Property listed in the Disclosure Schedules hereto or referred to herein. Such copies are true, correct and complete and include all amendments, supplements and modifications thereto or waivers currently in effect thereunder.

     3.27 Restrictions. Seller is not a party to any indenture, agreement, contract, commitment, lease, plan, license, permit, authorization or other instrument, document or understanding, oral or written, or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which materially adversely affects or materially restricts the business, operations, assets, properties, or condition (financial or otherwise) of the Business after or would prohibit or materially restrict consummation of the Transactions contemplated hereby.
     3.28 Ability to Pay Debts. Upon Closing, Seller will have sufficient assets to pay the debts and liabilities of the Business that are not assumed by Buyer. Seller covenants to pay all debts and liabilities as they come due in accordance with the terms applicable to such debts and liabilities.
     3.29 Brokers’ Fees. Except as set forth on Schedule 3.29, Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement..
     3.30 Fair Value. The Purchase Price was agreed upon by the parties based upon arm’s length negotiations and represents the fair value of the Assets. The Board of Directors of Seller has unanimously agreed that the consideration payable by the Buyer pursuant to this Agreement represents the fair market value of such Assets.
3.31 Government Contracts.
          (i) For purposes of this Agreement, (A) “Government Contract” means any Prime Contract and any subcontract between Seller and a prime contractor or higher-tier subcontractor under a Prime Contract; and (B) “Prime Contract” means any prime contract between Seller and any Governmental Entity during the past six years.
          (ii) Schedule 3.31 constitutes a complete and accurate list of all the Government Contracts. Seller has made available to Buyer (A) true and complete copies of all of Seller’s Government Contracts; and (B) true and complete copies of all quotations, bids and proposals associated with Seller’s Government Contracts and all pending all quotations, bids and proposals for Government Contracts to be awarded in the future.
          (iii) All of Seller’s Government Contracts were legally awarded, are binding on the parties thereto, and are in full force and effect. Such Government Contracts (or, where applicable, the Prime Contracts under which such Government Contracts were awarded) are not currently the subject of bid or award protest proceedings, and such Government Contracts (or, where applicable, the Prime Contracts under which such Government Contracts were awarded) are not reasonably likely to become the subject of bid or award protest proceedings.

          (iv) Seller has complied in all material respects with all statutory and regulatory requirements, where and as applicable to each of Seller’s Government Contracts and each of Seller’s quotations, bids and proposals for the Seller’s Government Contracts, including but not limited to the Federal Acquisition Regulation (“FAR”), and the General Services Administration Acquisition Manual,; there are no actual or alleged violations or breaches of any statute, regulation, representation, certification, disclosure obligation, or contract term with respect thereto.
          (v) All facts set forth in or acknowledged by any representations or certifications made or submitted by Seller in connection with each of Seller’s Government Contracts and each of Seller’s quotations, bids and proposals for the Seller’s Government Contracts were current, accurate and complete in all material respects as of the date of submission.
          (vi) No facts exist which could give rise to a claim for price adjustment under the False Claims Act, the Truth in Negotiations Act or to any other request for a reduction in the price of any of Seller’s Government Contracts or any of Seller’s quotations, bids and proposals for the Seller’s Government Contracts .
          (vii) (A) Seller has received no show cause, cure, deficiency, default or similar notice relating to any of Seller’s Government Contracts, (B) none of Seller’s Government Contracts has been terminated for default, (C) no facts exist that are reasonably likely to give rise to a termination for default of or to a claim for a price adjustment under any of Seller’s Government Contracts; (D) Seller has received no notice, written or otherwise, terminating any of Seller’s Government Contracts for convenience or indicating an intent to terminate any of Seller’s Government Contracts for convenience; (E) there are no material outstanding claims or disputes relating to Seller’s Government Contracts, and there exist no facts or allegations that could give rise to such a claim or dispute in the future; (E) neither Seller nor any of the Employees has not been and is not now suspended debarred, or proposed for suspension or debarment from government contracting, and no facts exist that could cause or give rise to such suspension or debarment; (F) Seller has not undergone and is not undergoing any audit, review, investigation, or examination of records relating to Seller’s Government Contracts; (G) there are no material adverse or negative past performance evaluations or ratings in connection with Seller’s Government Contracts; and (H) there has been no negative determination of responsibility issues against Seller in connection with Seller’s Government Contracts.
          (viii) Neither any Governmental Entity nor any prime contractor or higher-tier subcontractor under any of the Seller’s Government Contracts has questioned or disallowed any costs in excess of $5000 in the aggregate claimed by the Company under the Seller’s Government Contracts. There is no fact or occurrence that could be a basis for disallowing any such costs.
          (ix) Schedule 3.31 lists all government property that has been provided to the Seller pursuant to the Seller’s Government Contracts.
          (x) Seller has complied in all material respects with all applicable requirements under each of the Seller’s Government Contracts relating to the safeguarding of and access to classified information, no facts currently exist which are reasonably likely to give rise to the revocation of the security clearances of Seller or any Employee.

     3.32 Export Controls.
          (i) Seller is in compliance with all federal export laws and regulations including, but not limited to, the Arms Export Control Act and its implementing regulations, the International Traffic in Arms Regulations (22 CFR 120-130), the Export Administration Regulations (15 CFR 730-774) and the laws and regulations implemented by the Office of Foreign Assets Control, U.S. Department of the Treasury (31 CFR 500 et. seq) (collectively the “International Trade Laws”).
          (ii) In connection with its matters relating to International Trade Laws, there are no adverse or negative past performance evaluations or ratings by the U.S. Government, voluntary disclosures under the export control and trade sanctions laws and regulations, any enforcement actions or threats of enforcement actions, or any facts that could result in any adverse or negative performance evaluation that could affect the evaluation of the Seller’s obtaining approval for future export activity.
          (iii) Neither the U.S. Government nor any other person has notified the Seller of any actual or alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, licensing obligation or other export authorization or provision.
          (iv) Seller has not undergone and is not undergoing any audit, review, inspection, investigation, survey or examination of records relating to Seller’s export activity, and there is no basis for any such audit, review, inspection, investigation, survey or examination of records.
          (v) Seller has not been and is not now under any administrative, civil or criminal investigation or indictment involving alleged false statements, false claims or other improprieties relating to the Seller’s export activity, nor is there any basis for any such investigation or indictment.
          (vi) Seller has not been and is not now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to the Seller’s export activity, nor is there any basis for any such proceeding.
     3.33 Disclosure. No representation or warranty by Seller in this Agreement contains any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or therein not misleading provided that as used in this Section 3.33 the term “material fact” must relate “to the Business as a whole” as further defined in Section 7.2(d).

ARTICLE IV – REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER
AND STOCKHOLDERS
     4.1 Names of Stockholders. The names of the stockholders of Seller (the “Stockholders”) are as set forth on Schedule 4.1.
     4.2 Representations, Warranties and Covenants of the Seller and Stockholders. Seller and each Stockholder individually represents and warrants to the Buyer as follows:
a.	The Numerex Stock that may be acquired by Seller and/or such Stockholder from the liquidation, dissolution or other distribution from the Seller will be acquired solely for Seller’s/Stockholder’s own account for investment purposes and not with a view to or for sale or distribution and without any present intention of selling, offering to sell or otherwise disposing of or distributing Numerex Stock or any portion thereof in any transaction other than a transaction complying with the registration requirements under applicable securities laws and regulations, including federal, state and provincial laws and regulations of the U.S., or pursuant to an exemption therefrom.

b.	The Seller has had access to the Buyer’s filings with the Securities and Exchange Commission and has utilized such access to the Seller’s satisfaction for the purpose of obtaining information or verifying information. The Seller has had an opportunity to ask questions of and receive answers from the Buyer concerning the terms and conditions of this Transaction, and all questions asked by the Seller have been adequately answered to the satisfaction of the Seller.

c.	The Seller has adequate net worth and means for providing for the Seller’s current financial needs and contingencies, has no need for liquidity of investment with respect to the Numerex Stock that may be acquired and is in a financial position to bear the economic risk of, and withstand a complete loss of any investment being made.

d.	The Seller is an “Accredited Investor” as defined in Rule 501 of Regulation D under the Securities Act.

e.	The Seller understands that (i) none of the Numerex Stock has been registered under the Securities Act of 1933, as amended (the “Securities Act”), (b) and the Numerex Stock is characterized under the Securities Act as “restricted securities” and, therefore, cannot be sold or transferred unless the Numerex Stock is subsequently registered under the Securities Act or an exemption from such registration is available, and (c) the Seller/Stockholders may not be able to liquidate the investment in the event of any emergency or pledge of Numerex Stock as collateral security for loans. The Seller/Stockholders understand that all certificates evidencing Numerex Stock will bear a legend restricting the transfer thereof.

f.	The Seller and the Stockholders covenant that they will not liquidate or dissolve Seller for a period of three (3) years from the Closing Date or otherwise distribute the shares of NMRX Stock to its Stockholders for a period of one year.
ARTICLE V – REPRESENTATIONS, WARRANTIES AND COVENANTS OF
NUMEREX
     Buyer represents and warrants to Seller that the statements contained in this Article V are correct and complete as of the Closing Date (as though made on such date except to the extent that such representations and warranties expressly relate to an earlier date in which case such representations and warranties shall be true and correct on an as of such earlier date).
     5.1 Corporate Power and Authorization. Buyer has the power, authority and legal right to execute, deliver and perform the portions of this Agreement and the Related Documents to which it is a party. The execution, delivery and performance of this Agreement and the Related Documents by Buyer have been duly authorized by all necessary action. This Agreement has been, and the Related Documents to which Buyer will be a party will be, duly executed and delivered by Buyer, and this Agreement constitutes, and the Related Documents when executed and delivered will constitute, the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.
     5.2 Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the Related Documents to which Numerex will be a party does not and will not violate, conflict with or result in the breach of any term, condition or provision of, or require the consent of any other party to (a) any existing law, ordinance, or governmental rule or regulation to which Buyer is subject, (b) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Buyer, (c) the charter documents or bylaws of Buyer, or (d) any material provision of any mortgage, indenture, agreement, contract, commitment, lease, plan or other instrument, document or understanding, oral or written, to which Numerex is a party or by which Buyer is otherwise bound. Except as aforesaid, no authorization, approval or consent of, and no registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery and performance of this Agreement by Buyer.
     5.3 Corporate Existence. Buyer is a corporation duly organized and validly existing under the laws of the State of Pennsylvania and has all requisite corporate power to own, lease and operate its properties and to carry on its business as presently conducted.
     5.4 Numerex Stock. The Numerex Stock delivered pursuant to the Escrow Agreement shall be duly authorized, validly issued, fully paid and non-assessable. All shares of Numerex Stock to be issued in connection with the Transaction will be free of Liens created by or through Buyer except as contemplated by this Agreement.

     5.5 Brokers’ Fees. Except as set forth on Schedule 5.2, Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     5.6 Future Sales of Numerex Stock. Subject to its obligations to comply with applicable law, Buyer shall use reasonable commercial efforts to help Seller sell NMRX Stock delivered to Seller under this Agreement in order to facilitate payment of personal tax obligations of Seller’s Stockholders related to the Transaction.
     5.7 No Knowledge of Disqualify Events. To Buyer’s actual knowledge, no facts exist that would cause Buyer or its officers or directors to be determined not to be a presently responsible Government contractor or subcontractor under FAR 9.104.1
ARTICLE VI – TRANSFER AFTER THE CLOSING
     6.1 Further Instruments and Actions. From time to time after the Closing Date, upon request of Buyer, Seller, without further consideration, shall reasonably cooperate with Buyer and shall duly execute, acknowledge and deliver all such further deeds, assignments, transfers, and conveyances, and take such other actions and give such assurances as may be reasonably required to convey to and vest in Buyer and to protect its right, title and interest in and enjoyment of the Assets of Seller intended to be assigned, transferred and conveyed pursuant to and as provided in and subject to the provisions of this Agreement and as may be appropriate otherwise to carry out the transactions contemplated by this Agreement. Seller shall promptly pay or deliver to Buyer any amounts, assets or items which may be received by Seller after the Closing which constitute Assets.
ARTICLE VII – INDEMNIFICATION
     7.1 Survival of Representations and Warranties. All representations and warranties made by the parties in this Agreement or in Related Document in connection with negotiation, execution and performance of this Agreement shall survive the Closing for a period of twelve (12) months except that the representations and warranties identified in Section 7.2(e) shall survive the Closing Date for a period of seven (7) years. Notwithstanding any investigation or audit conducted before or after the Closing Date, each party shall be entitled to rely upon the representations and warranties set forth herein and therein.
     7.2 Indemnification by the Seller. The Seller shall indemnify, defend and hold Buyer, its members, directors, officers, affiliates, successors, assigns and agents (collectively, the “Buyer Indemnified Parties”) harmless from, against and in respect of, any and all claims, losses, damages, liabilities, expenses or costs, including reasonable attorneys’ fees, costs (“Losses”) incurred by any of Buyer Indemnified Parties to the extent related to:
          (a) any breach of any representation, or warranty or non-fulfillment of any covenant of Seller contained in this Agreement, or in any Exhibit, Schedule or ancillary document, including any Related Document, delivered pursuant hereto;

          (b) any Excluded Assets;
          (c) claims or demands from, or relating to, the conduct of the Business prior to the Closing Date including but not limited to claims of creditors of Seller to the extent not assumed by Buyer pursuant to Section 1.5.
          (d) any breach of a representation or warranty of Seller contained in this Agreement to the extent such breach is material to the Business as a whole (defined to mean related to Losses in excess of $250,000 in the aggregate) and Buyer proves the elements of common law fraud in New York related to such breach (exclusive of reliance);
          (e) any breach of the representations and warranties set forth in Section 3.2 (Corporate Power; Authorization; Enforceable Obligations); 3.9 (Tax and Other Returns and Reports); 3.22 (Environmental Matters) 3.24 (Product and Service Warranties); 3.31 (Government Contracts); or 3.32 (Export Controls) and, in the case of Sections 3.31 and 3.32, any Liabilities related to these matters that predate the Closing regardless of whether a representation or warranty is breached; and
          (f) the matters referenced to in Schedule 3.3(1).
     7.3 Indemnification by the Buyer. Buyer shall indemnify, defend and hold Seller, its directors, shareholders, officers, employees, affiliates, successors, assigns and agents (collectively, the “Seller Indemnified Parties”) harmless from, against and in respect of, any and all Losses incurred by any of the Seller Indemnified Parties to the extent related to:
          (a) any breach of any representation, warranty or non-fulfillment of any covenant of Buyer or NMRX contained in this Agreement, or in any Exhibit, Schedule or ancillary document delivered pursuant hereto, including any Related Document; or
          (b) any claims or demands arising from, or relating to the conduct of, the Business on or following the Closing Date.
     7.4 Limitation on Indemnity.
          (a) Except with regard to Section 7.2(g), Seller shall not be required to indemnify any Buyer Indemnified Party:
          (i) unless the aggregate of all Losses for which Seller would, but for this clause (i), be liable thereunder exceeds on a cumulative basis an amount equal to $250,000, and then only to the extent of any such excess; provided, however, that this clause (i) shall not apply to any indemnity obligation arising out of Section 7.2(d), (e) or (f) or indemnity obligations related to Assumed Contracts identified on Schedule 3.17B;

          (ii) in excess of $4 million in the aggregate for indemnity obligations arising out of Section 7.2(a), (b) or (c); provided, however, that this clause (ii) shall not apply to any indemnity obligation arising out of Section 7.2(d), (e) or (f);
          (iii) in the case of indemnity obligations arising out of Section 7.2(d), (e) and (f), limited to the amount of the Purchase Price actually received by Seller in the aggregate (less all prior indemnification payments made pursuant to any subsection of Section 7.2).
          (b) Seller’s indemnity obligation limitation of $4 million specified in Section 7.4(ii) above shall be further limited to a recovery by Buyer from Seller of $2 million in cash and $2 million of Numerex Stock. Buyer shall be entitled to first recover cash from Seller and thereafter recover Numerex Stock delivered to Seller.
          (c) For purposes of indemnity recoveries against the NMRX Stock received shall be valued at $10.50 per share regardless of the actual value on the date of settlement of the indemnity obligation.
          (d) Buyer and Seller agree and acknowledge that with respect to indemnity claims under Section 7.2(a), (b) and (c), Buyer will be under no obligation to prove knowledge of Seller, materiality of the breach or reliance by Buyer; provided, however, that this subsection (e) shall not result in “reading out” of the representations and warranties of the Seller subject to Section 7.2(a) any knowledge or materiality qualifiers contained in the text of those representations and warranties.
          (e) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of one or more representations, covenants or agreements.
     7.5 Exclusive Remedy. Except as otherwise specifically provided in this Agreement or in the Related Documents, Buyer and Seller acknowledge that their (and all Buyer and Seller Indemnified Parties) sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement and the Related Documents, the Transaction shall be pursuant to the indemnification provisions set forth in this Article VII.
     7.6 Mitigation. Buyer, on the one hand, and Seller, on the other hand, shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by using reasonable efforts to mitigate or resolve any such claim or liability. In the event that Buyer, on the one hand, or Seller, on the other hand, shall fail to use reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any person for any Losses that would reasonably be expected to have been avoided if Buyer or Seller, as the case may be, had used such efforts.

     7.7 Notice of Claims. With respect to any matter as to which any of the Seller Indemnified Parties or the Buyer Indemnified Parties (the “Indemnified Person”) is entitled to indemnification from any other person or entity (the “Indemnifying Person”) under this Article VII, the Indemnified Person shall have the right, but not the obligation, to contest, defend or litigate, and to retain counsel of its choice in connection with, any claim, action, suit or proceeding by any third party alleged or asserted against the Indemnified Person in respect of, resulting from, relating to or arising out of such matter, and the costs and expenses thereof shall be subject to the indemnification obligations of the Indemnifying Person hereunder; provided, however, that if the Indemnifying Person acknowledges in writing its obligation to indemnify the Indemnified Person in respect of such matter to the fullest extent provided by this Article VII, then an Indemnifying Person shall be entitled, at its option, to assume and control the defense of such claim, action, suit or proceeding at its expense through counsel of its choice if it gives prompt notice of its intention to do so to the Indemnified Person. Neither an Indemnified Person nor an Indemnifying Person shall be entitled to settle or compromise any such claim, action, suit or proceeding without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld or delayed, and for purposes of this provision the “other party hereto” shall be: (a) Buyer, for any Indemnified Person or Indemnifying Person who is one of the Seller Indemnified Parties; and (b) Seller, for any Indemnified Person or Indemnifying Person who is one of the Buyer Indemnified Parties.
     7.8 Offset Under Escrow Agreement. The Buyer may, but shall not be required to, offset any amounts otherwise payable pursuant to the Escrow Agreement against any amounts payable or reimbursable by the Seller to the Buyer under this Agreement, including any indemnifiable damages sustained by any Buyer Indemnified Party.
     7.9 Survival. This Article VII shall survive the Closing.
ARTICLE VIII — POST CLOSING MATTERS
     8.1 Discharge of Business Obligations. From and after the Closing Date, Seller shall pay and discharge, in accordance with past practice but not less than on a timely basis, all obligations and liabilities incurred prior to the Closing Date in respect of the Business, its operations or the assets and properties used therein (except for those expressly assumed by Buyer hereunder), including without limitation any liabilities or obligations to employees, trade creditors and clients of the Business.
     8.2 Maintenance of Books and Records. Each of Seller and Buyer shall preserve until the seventh anniversary of the Closing Date all records possessed or to be possessed by such party relating to any of the assets, liabilities or business of the Business prior to the Closing Date, except that certain tax records shall be preserved until the statute of limitations for such taxes has passed. After the Closing Date, where there is a legitimate purpose, such party shall provide the other parties with access, upon prior reasonable written request specifying the need therefore, during regular business hours, to (i) the officers and employees of such party and (ii) the books of account and records of such party, but, in each case, only to the extent relating to the assets, liabilities or business of the Business prior to the Closing Date, and the other parties and their representatives shall have the right to make copies of such books and records; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such party; and further, provided, that, as to so much of such information as constitutes trade secrets or confidential business information of such party, the requesting party and its officers, directors and representatives will use due care to not disclose such information except (i) as required by law, (ii) with the prior written consent of such party, which consent shall not be unreasonably withheld, or (iii) where such information becomes available to the public generally, or becomes generally known to competitors of such party, through sources other than the requesting party, its affiliates or its officers, directors and representatives. A party may nevertheless destroy such records if such party sends to the other parties written notice of its intent to destroy records, specifying with particularity the contents of the records to be destroyed. Such records may then be destroyed after the 30th day after such notice is given unless another party objects to the destruction in which case the party seeking to destroy the records shall deliver such records to the objecting party.

ARTICLE IX — MISCELLANEOUS
     9.1 Taxes. Seller shall pay all federal, state and local income taxes, if any, due as a result of the purchase, sale or transfer of the Assets in accordance herewith and Buyer shall pay any state or local stamp or transfer taxes imposed as a result of the Transaction. Each party shall indemnify, reimburse and hold harmless the other party in respect of the liability for payment of or failure to pay any such taxes or the filing of or failure to file any reports required in connection therewith.
     9.2 Expenses. Except as otherwise provided in this Agreement, each Party shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby. Buyer shall not assume any liabilities of Seller related to such expenses.
     9.3 Contents of Agreement; Parties in Interest. This Agreement and the Related Documents set forth the entire understanding of the Parties hereto with respect to the Transactions contemplated hereby. It shall not be amended or modified except by written instrument duly executed by each of the Parties hereto. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.
     9.4 Assignment and Binding Effect. This Agreement may not be assigned by any Party hereto without the prior written consent of the other party provided, however, that Buyer may assign its rights hereunder to a wholly owned entity subject to the proviso that Buyer remains responsible for the obligations hereunder.
     9.5 Amendments and Waivers. No amendment or modification of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     9.6 Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given only if delivered personally or sent by telegram or by registered or certified mail, postage prepaid, as follows:
if to Buyer, to:
Numerex Corp.
1600 Parkwood Circle SE
Suite 200
Atlanta, Georgia 30339
Attention: Chief Executive Officer
Fax No.: (770) 693-5951
Phone No.: (770) 693-5950
With a required copy to:
Andrew J. Ryan, Esq.
Salisbury & Ryan LLP
1325 Avenue of the Americas
New York, NY 10019
if to Seller, to:
Orbit One Communications, Inc.
2485 Manley Drive
Bozeman, MT 59715
Attention: David Ronsen
Fax No.: (406) 922-3355
Phone No.: (406) 922-3333
With a required copy to:
John D. Schupper, Esq. and
Anthony Pergola, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
or to such other address as the addressee may have specified in a notice duly given to the sender as provided herein. Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered, telegraphed or mailed.
     9.7 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York. The Parties each (a) submit to the jurisdiction of any state or federal court sitting in the Borough of Manhattan in New York, New York in any action or proceeding arising out of or relating to this Agreement, (b) agree that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agree not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.

     9.8 Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the Parties hereto, and their shareholders, heirs, executors, administrators, legal representatives, successors and assigns, and they shall not be construed as conferring any rights on any other persons.
     9.9 Headings, Gender and Person. All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires. Any reference to a “person” herein shall include an individual, firm, corporation, partnership, trust, governmental authority or body, association, unincorporated organization or any other entity.
     9.10 Schedules and Exhibits. All Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement. The Schedules are sometimes referred to collectively as the “Disclosure Schedules.”
     9.11 Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
     9.12 Counterparts. This Agreement may be executed in any number of counterparts and any Party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by the Parties. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.
     9.13 Definitions. “Change in Control” means with respect to Buyer (i) any “person” or “group” within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder other than Gwynedd Resources Ltd. shall become the “beneficial owners(s)” (as defined in said Rule 13d-3) of Numerex Stock on a fully diluted basis, either directly or indirectly, that entitle the holder thereof to control more than fifty percent (50%) of all voting rights with respect to all shares of Numerex Stock of Buyer, (ii) approval by the stockholders of Buyer of and consummation of any merger, reorganization, consolidation, exchange of shares, recapitalization, restructuring or other business combination which results in the holders of Numerex Stock holding less than fifty percent (50%) of all voting rights with respect to the shares of the surviving entity (iii) the sale, assignment, or other disposition of all or substantially all of the assets of Buyer or (iv) the sale, assignment or other disposition of all or substantially all of the assets of the Satellite Division after the Closing.

     “Material Adverse Effect” means a material adverse effect (i) on the business, financial condition or results of operations of the Business, or (ii) on the ability of Seller to consummate the Transaction contemplated hereby and by the Related Documents (a “Material Adverse Effect”); provided that, for all purposes of this Agreement, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a “Material Adverse Effect”; (A) any change or disruption relating to United States or foreign economies in general and (B) any change in legal or regulatory conditions (including changes in the tax law or interpretation thereof).
     “Permitted Liens” means (i) such Liens as are set forth in Schedule 1.1 (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens for Taxes that are not yet due and payable and (iv) in the case of real property, easements, covenants, rights-of-way and other similar restrictions of record that do not effect use and enjoyment of the property or impair marketability.
     “Satellite Division” shall mean the subsidiary or division of Numerex that conducts the Business after the Closing.
[Remainder of Page Intentionally Blank; Signature Page Follows]

     EXECUTED as of the date first above written by duly authorized officers of the parties hereto, intending to be legally bound hereby.

BUYER:	ORBIT ONE COMMUNICATIONS, LLC

	By: Name: Title:	/s/ Stratton Nicolaides Stratton Nicolaides Chief Executive Officer

SELLER:	ORBIT ONE COMMUNICATIONS, INC.

	By: Name: Title:	/s/ David Ronsen David Ronsen President

NUMEREX CORP., as guarantor of the obligations of Buyer

	By: Name: Title:	/s/ Stratton Nicolaides Stratton Nicolaides Chief Executive Officer
STOCKHOLDERS-solely with regard to Section 2.2(a)(iv) and Section 4(f)

/s/ David Rosen
DAVID RONSEN

/s/ Scott Rosenzweig
SCOTT ROSENZWEIG

/s/ Gary Naden
GARY NADEN